

File number 82 - 524

FRIENDS PROVIDENT

03 MAY 15 AM 7:21

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

82-34640

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

30 April 2003



03050542

SUPPL

Dear Sir

Friends Provident plc - File number 82 - 524

Since our previous submission to you on 22nd April 2003 and pursuant to rule 12g3 - 2(b) of the Securities and Exchange Act of 1934, please find enclosed two recent press releases to the London Stock Exchange.

Directorate change	-	23rd April 2003
1st quarter results	-	29th April 2003

Should you require any assistance, please do not hesitate to contact me by email to hornj@friendsprovident.co.uk.

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

Yours sincerely

Ms. Jenni Horn
Company Secretariat Assistant

Enc.

dlw 5/20



Company	Friends Provident PLC
TIDM	FP.
Headline	1st Quarter Results
Released	07:10 29 Apr 2003
Number	4667K

RNS Number:4667K
Friends Provident PLC
29 April 2003

29 April 2003

FRIENDS PROVIDENT DELIVERS FIRST QUARTER GROWTH OF 10%

Total new life and pensions APE* for the first quarter 2003 increased by 10% to £92 million (£84m 2002).

Highlights include:

- New protection APE, including income protection, increased by 47% to £13 million (£9m 2002).
- New savings and investment APE increased by 25% to £26 million (£21m 2002).
- New group pensions APE increased by 14% to £36 million (£32m 2002).

Ben Gunn, Managing Director of Friends Provident Life and Pensions, said:

"We have continued to deliver encouraging growth in our three chosen core product lines and have maintained the business momentum achieved in 2002 despite difficult market conditions. This growth reflects our strength in the UK and offshore marketplaces, especially through the quality of our service and the strength of our technology, which are delivering real benefits to intermediaries and customers alike. With the broader business platform achieved last year we remain confident of growing our share of new business in 2003 albeit against a challenging market backdrop."

* The Annual Premium Equivalent (APE) basis is new regular premiums plus 10% of single premiums

For further information contact:

Friends Provident plc

Brian Wilkinson 01306 653405

Di Skidmore 01306 654483

Jim Murdoch 01722 311447

Bell Pottinger

John Coles 020 7861 3868

Financial Reporting Calendar

Friends Provident plc Group Interim Results and Life & Pensions Quarter 2 New Business Announcement	30 July 2003
Friends Provident plc Life & Pensions Quarter 3 New Business Announcement	28 October 2003

Commentary and tables

All figures in the commentary are shown on an APE basis.

Life Business

Total new life business in the first quarter 2003 increased by 31.0% to £38.5 million (£29.4m 2002).

New protection business, including income protection, in the first quarter 2003 increased by 46.5% to £12.6 million (£8.6m 2002) and included a full quarter's contribution of mortgage related protection business from the distribution partnership with Countrywide. The strength of our service and technology have underpinned our performance during the quarter at a time when falling service standards within the sector have been a key issue. Online sales of protection business from UK IFAs have continued to grow; in the first quarter of 2003, 27% of new stand-alone protection products was transacted online compared with less than 5% in the first quarter of 2002. We remain confident about the outlook for our share of protection business over 2003 subject to some caution about the overall impact of any sustained downturn in the housing market on mortgage related protection business.

New savings and investment business in the first quarter 2003 increased by 24.5% to £25.9 million (£20.8m 2002) bolstered by our expanded international business. New regular premiums increased substantially by 134.9%, offset in part by a slight decline of 4.1% in single premium business reflecting low investor confidence in current market conditions and the reduced appeal of both equity based and with profit products. Accordingly, our marketing focus has been on predominantly non-equity funds, particularly the High Yield Distribution Fund, which was launched in December 2002. Online sales of our single premium products by UK IFAs continue to increase; in the first quarter of 2003 some 55% of sales were transacted online compared with only 12% in the first quarter of 2002.

Pensions Business

Total new pensions business decreased slightly in the first quarter 2003 by 2.0% to £53.0 million (£54.1m 2002).

New business in our core product line of group pensions increased by 13.5% to £36.2 million (£31.9m 2002). Against the background of a continuing trend away from defined benefit to defined contribution schemes, the quality of our service coupled with our advanced application of technology continues to differentiate us in the marketplace. During the quarter, substantial new group schemes were transacted with Exel, the global leader in supply chain management and ALSTOM, the global specialist in energy and transport infrastructure. Friends Provident now has over 7,000 group defined contribution pension schemes operating on its straight through processing systems and our worksite marketing teams are making an increasing contribution to populating the major schemes. We remain confident about making further progress in this sector during 2003 through strengthening our presence on the panels of Employee Benefit Consultants and developing business both through commission based IFAs and the worksite marketing teams.

Individual new pensions business declined by 41.6% to £8.0 million (£13.7m 2002)

reflecting our focus on the more profitable group pensions market. New annuity business increased by 3.5% to £8.8 million (£8.5m 2002).

Friends Provident New Business - Quarter 1 2003

	QUARTER 1 2003			QUARTER 1 2002	
	Regular Premiums	Single Premiums	APE	Regular Premiums	Single Premiums
	£m	£m	£m	£m	£m
Life					
Protection	12.6	0.0	12.6	8.6	0.0
Savings and Investment	10.1	157.9	25.9	4.3	164.7
	22.7	157.9	38.5	12.9	164.7
Pensions					
Individual Pensions	3.5	44.6	8.0	5.0	86.8
Group Pensions	30.0	62.3	36.2	27.5	43.8
Annuities	0.0	88.4	8.8	0.0	84.8
	33.5	195.3	53.0	32.5	215.4
Total Life & Pensions	56.2	353.2	91.5	45.4	380.1

END





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